EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we,” or “our,”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended September 30, 2017 included in this Quarterly Report on Form 10-Q.
FNF Group is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.
FNF Group Corporate and Other
This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP
Balance Sheet Information
(In millions, except share data)

	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value, at September 30, 2017 and December 31, 2016 includes pledged fixed maturity securities of $367 and $332, respectively, related to secured trust deposits	$2,131	$2,407
Preferred stock available for sale, at fair value	321	315
Equity securities available for sale, at fair value	440	386
Investments in unconsolidated affiliates	148	150
Other long-term investments	34	42
Short-term investments, at September 30, 2017 and December 31, 2016 includes short-term investments of $0 and $212 related to secured trust deposits, respectively	391	482
Total investments	3,465	3,782
Cash and cash equivalents, at September 30, 2017 and December 31, 2016 includes $568 and $331, respectively, of pledged cash related to secured trust deposits	1,090	1,049
Trade and notes receivables, net of allowance of $20 and $21 at September 30, 2017 and December 31, 2016, respectively	316	322
Due from affiliates	21	17
Goodwill	2,683	2,555
Prepaid expenses and other assets	396	405
Capitalized software, net	116	114
Other intangible assets, net	509	471
Title plant	398	395
Property and equipment, net	196	192
Assets of discontinued operations	—	3,761
Total assets	$9,190	$13,063

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$775	$831
Income taxes payable	100	21
Deferred revenue	114	103
Reserve for title claim losses	1,496	1,487
Secured trust deposits	923	860
Notes payable	762	987
Deferred tax liability	421	391
Liabilities of discontinued operations	—	2,173
Total liabilities	4,591	6,853
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of September 30, 2017 and December 31, 2016; outstanding of 273,154,429 and 272,205,261 as of September 30, 2017 and December 31, 2016, respectively, and issued of 285,992,115 and 285,041,900 as of September 30, 2017 and December 31, 2016, respectively	—	—
Additional paid-in capital	3,415	3,685
Retained earnings	1,180	1,791
Accumulated other comprehensive earnings	111	55
Less: treasury stock, 12,837,686 and 12,836,639 shares as of September 30, 2017 and December 31, 2016, respectively	(451)	(451)
Total Fidelity National Financial Group shareholders’ equity	4,255	5,080
Noncontrolling interests	—	786
Total equity	4,255	5,866
Total liabilities, redeemable noncontrolling interest and equity	$9,190	$13,063

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statements of Earnings Information
(In millions, except per share data)

	Three months ended September 30,		Nine months ended September 30,

	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Direct title insurance premiums	$558	$556	$1,598	$1,518
Agency title insurance premiums	719	713	2,028	1,934
Escrow, title-related and other fees	678	654	1,969	1,796
Interest and investment income	32	28	93	93
Realized gains and losses, net	(1)	(3)	—	(6)
Total revenues	1,986	1,948	5,688	5,335
Expenses:
Personnel costs	627	588	1,822	1,680
Agent commissions	553	545	1,557	1,473
Other operating expenses	443	439	1,312	1,216
Depreciation and amortization	46	41	133	116
Claim loss expense	64	70	181	190
Interest expense	11	14	39	47
Total expenses	1,744	1,697	5,044	4,722
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	242	251	644	613
Income tax expense	88	95	258	223
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	154	156	386	390
Equity in earnings of unconsolidated affiliates	3	4	7	10
Net earnings from continuing operations	157	160	393	400
Earnings from discontinued operations, net of tax	31	17	59	54
Net earnings	188	177	452	454
Less: Net earnings attributable to non-controlling interests	18	14	36	31
Net earnings attributable to FNF Group common shareholders	$170	$163	$416	$423
Earnings Per Share
Basic
Net earnings from continuing operations attributable to FNF Group common shareholders	$0.58	$0.58	$1.46	$1.49
Net earnings from discontinued operations attributable to FNF Group common shareholders	0.05	0.02	0.08	0.07
Net earnings per share attributable to FNF Group common shareholders	$0.63	$0.60	$1.54	$1.56
Diluted
Net earnings from continuing operations attributable to FNF Group common shareholders	$0.57	$0.56	$1.42	$1.44
Net earnings from discontinued operations attributable to FNF Group common shareholders	$0.05	$0.02	$0.08	$0.07
Net earnings per share attributable to FNF Group common shareholders	$0.62	$0.58	$1.50	$1.51
Weighted average shares outstanding FNF Group common stock, basic basis	272	271	271	272
Weighted average shares outstanding FNF Group common stock, diluted basis	276	279	277	280

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP
Statement of Cash Flows Information
(In millions)

	Nine months ended September 30,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net earnings	$452	$454
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	288	270
Equity in earnings of unconsolidated affiliates	(7)	(10)
Loss on sales of investments and other assets, net	18	1
Impairment of assets	2	5
Stock-based compensation cost	32	39
Changes in assets and liabilities, net of effects from acquisitions:
Net change in pledged cash, pledged investments, and secured trust deposits	3	—
Net increase in trade receivables	(14)	(42)
Net increase in prepaid expenses and other assets	(34)	(26)
Net decrease in accounts payable, accrued liabilities, deferred revenue and other	(98)	(9)
Net increase in reserve for title claim losses	8	19
Net change in amount due from affiliates	(4)	(7)
Net change in income taxes	45	15
Net cash provided by operating activities	691	709
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	189	188
Proceeds from calls and maturities of investment securities available for sale	432	340
Proceeds from the sale of cost method and other investments	19	—
Additions to property and equipment and capitalized software	(102)	(186)
Purchases of investment securities available for sale	(276)	(459)
Net (purchases of) proceeds from short-term investment securities	(176)	289
Purchases of other long-term investments	(5)	—
Contributions to investments in unconsolidated affiliates	(51)	(88)
Distributions from investments in unconsolidated affiliates	75	69
Net other investing activities	(4)	4
Acquisition of Title Guaranty of Hawaii, net of cash acquired	(93)	—
Acquisition of Commissions, Inc., net of cash acquired	—	(229)
Other acquisitions/disposals of businesses, net of cash acquired	(116)	(208)
Net cash used in investing activities	(108)	(280)
Cash flows from financing activities:
Borrowings	701	55
Debt service payments	(962)	(140)
Black Knight treasury stock repurchases of BKFS stock	(47)	—
Equity portion of debt conversions paid in cash	(317)	—
Dividends paid	(203)	(171)
Subsidiary dividends paid to non-controlling interest shareholders	(7)	(5)
Exercise of stock options	24	16
Payment of contingent consideration for prior period acquisitions	(11)	(4)
Cash transferred in Black Knight spin-off	(87)	—
Purchases of treasury stock	—	(190)
Net cash used in financing activities	(909)	(439)
Net decrease in cash and cash equivalents, excluding pledged cash related to secured trust deposits	(326)	(10)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	848	641
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$522	$631
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended September 30, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products and (ii) technology and transaction services to the real estate and mortgage industries. FNF Group is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans.
Recent Developments
On September 29, 2017, we completed our previously announced tax-free distribution, to FNF Group shareholders, of all 83.3 million shares of New BKH Corp. ("New BKH") common stock that we previously owned (the “BK Distribution”). Immediately following the BK Distribution, New BKH and Black Knight Financial Services, Inc. ("Black Knight") engaged in a series of transactions resulting in the formation of a new publicly-traded holding company, Black Knight, Inc. ("New Black Knight"). Holders of FNF Group common stock received approximately 0.30663 shares of New Black Knight common stock for every one share of FNF Group common stock held at the close of business on September 20, 2017, the record date for the BK Distribution. New Black Knight's common stock is now listed under the symbol “BKI” on the New York Stock Exchange. The BK Distribution is expected to generally be tax-free to FNF Group shareholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of New Black Knight's fractional shares. As a result of the BK Distribution, we have reclassified the assets and liabilities divested as assets and liabilities of discontinued operations in our Condensed Consolidated Balance Sheet as of December 31, 2016. Further, the financial results of Black Knight have been reclassified to discontinued operations for all periods presented in our Condensed Consolidated Statements of Operations. See Note K. Discontinued Operations for further details of the results of Black Knight.
On August 31, 2017, FNF Group completed its acquisition of 90% of the membership interests of Title Guaranty of Hawaii ("Title Guaranty") for $98 million. Title Guaranty was previously an unaffiliated agent and will continue to be closely aligned with Chicago Title as it formally becomes part of the FNF title company family. Founded in 1896, Title Guaranty is the oldest title company in the State of Hawaii and is a leading provider of title and escrow services, with more than 300 employees in branches across the State of Hawaii providing title insurance and real estate closing services. See Note J Acquisitions for further discussion.
On May 24, 2017, we entered into certain equity commitment letters (the “Equity Commitment Letters”) with CF Corporation, a Cayman Islands exempted company (“CFCOU”), relating to its plan of merger (the "Merger" or “Merger Agreement”), dated May 24, 2017, among CFCOU, Fidelity & Guaranty Life, a Delaware corporation (“FGL”), and the other parties thereto. Pursuant to the Equity Commitment Letters, the Company has committed (the "FNF Commitment"), on the terms and subject to the conditions set forth therein, at the closing under the Merger Agreement, to purchase, or cause the purchase of, equity of CFCOU for an aggregate cash purchase price equal to $235 million plus up to an aggregate of $195 million to offset any redemptions of CFCOU’s ordinary shares made in connection with its shareholder vote to approve the transaction. The cash purchase price of $235 million includes: (i) $135 million of ordinary shares of CFCOU for $10.00 per share, and (ii) $100 million of preferred shares, plus additional amounts, if any, pursuant to the Company’s commitment to offset a portion of the redemptions of CFCOU’s ordinary shares, if any, and warrants. The shareholder vote was held on August 8, 2017 and the Merger was unanimously approved. No shareholders elected to have their public shares redeemed in connection with the Merger. Additionally, the Company has committed, on the terms and subject to the conditions set forth therein, at the Closing, to purchase, or cause the purchase of, equity of CFCOU for an aggregate cash purchase price equal to two-thirds (2/3) of the aggregate amount, if any, not funded by one or more purchasers under the forward purchase agreements between CFCOU, CF Capital Growth, LLC and the counterparties thereto, up to an aggregate amount of $200 million.
As consideration for the FNF Commitment and the agreements of the Company under the Equity Commitment Letters, the Company also entered into a fee letter agreement with CFCOU, dated May 24, 2017, pursuant to which CFCOU has agreed to pay to the Company the following fees at the closing of the Merger: (i) the original issue discount of $2 million in respect of the preferred shares; (ii) a commitment fee of $3 million; (iii) penny warrants convertible, in the aggregate, for 1.2% of CFCOU’s ordinary shares (on a fully diluted basis); and (iv) if, and to the extent, any amount of the preferred equity under the Company’s backstop commitment is funded (the “Backstop Equity”), (x) a funding fee of 0.5% of the amount of the Backstop Equity that is funded, and (y) penny warrants attached to the Backstop Equity that are convertible, in the aggregate, for the result of (1) the proportion of the Backstop Equity that is funded, and (2) 1.5% of CFCOU’s ordinary shares. The Merger is expected to close in the fourth quarter of 2017, subject to the receipt of required regulatory approvals and other customary closing conditions. In addition to the Equity Commitment Letters and FNF Commitment, the Company holds $37 million of equity securities of CFCOU as of September 30, 2017. The Company’s non-executive Chairman, William P. Foley, II, is also the Co-Executive Chairman of CF Corporation.
On May 22, 2017, FNF Group completed its acquisition of Hudson & Marshall, LLC. ("H&M"), a full-service auction company and one of the nation's top real estate and property auction providers, for $53 million. FNF and H&M expect to partner to further enhance the services FNF can provide to its lender, servicer and real estate agent relationships.  Additionally, H&M will be powering ServiceLink Auction, a new, results-driven, full-service auction platform that will be fully integrated with ServiceLink's suite of products and technologies.
On May 3, 2017, our Board of Directors adopted a resolution to increase the size of our Board of Directors to thirteen and elected Heather H. Murren to serve on our Board of Directors. Ms. Murren will serve in Class I of our Board of Directors, and her term will expire at the annual meeting of our shareholders to be held in 2018. At this time, Ms. Murren has not been appointed to any committee of our Board.
In the first quarter of 2017 regulatory approval was received for three of the Company’s title insurance underwriters, Fidelity National Title Insurance Company, Chicago Title Insurance Company and Commonwealth Land Title Insurance Company, to redomesticate from their existing states of domicile to Florida (the "Redomestication") effective March 1, 2017. In conjunction with the Redomestication, the Company received a special dividend from these title insurance underwriters of $280 million on March 15, 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.